UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

November - December 2005

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole 92078 Paris La Défense Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: TOTAL TO GAIN AN INTEREST IN GULF OF MEXICO
EX-99.2: EUROPEAN AGREEMENT ON EQUAL OPPORTUNITIES
EX-99.3: EKOFISK AREA GROWTH PROJECT IN NORWAY
EX-99.4: OFFSHORE BONGA FIELD, NIGERIA
EX-99.5: APPOINTMENTS
EX-99.6: TOTAL AND SHERPA ASSOCIATION, MYANMAR
EX-99.7: ANGOLA PROJECT
EX-99.8: END OF KHARIAGA ARBITRATION PROCESS, RUSSIA
EX-99.9: RENEWABLE ENERGY
EX-99.10: EXPLOSION, BUNCEFIELD, GREAT BRITAIN
EX-99.11: ACQUISITION OF DEER CREEK, CANADA

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: December 16, 2005	By:	/s/ Charles Paris de Bollardière
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	United States: Total to Gain an Interest in One of the Gulf of Mexico’s Largest Deepwater Discoveries (November 17, 2005).

•	EXHIBIT 99.2:	Europe-Wide Agreement on Equal Opportunities (November 22, 2005).

•	EXHIBIT 99.3:	Ekofisk Area Growth Project Brought on Stream in Norway (November 25, 2005).

•	EXHIBIT 99.4:	Nigeria: Offshore Bonga Field Starts Up (November 28, 2005).

•	EXHIBIT 99.5:	Appointments (November 28, 2005).

•	EXHIBIT 99.6:	Myanmar: Total and the Sherpa Association Reach Agreement for the Creation of a Solidarity Fund for Humanitarian Actions (November 29, 2005).

•	EXHIBIT 99.7:	Angola Project Is the First Sponsored under the Institut Pasteur-Total Agreement (December 2, 2005).

•	EXHIBIT 99.8:	Russia: End of the Kharyaga Arbitration Process (December 7, 2005).

•	EXHIBIT 99.9:	Renewable Energy: Total Win Tender for a Large Onshore Wind Power Project in France (December 8, 2005).

•	EXHIBIT 99.10:	Explosion at the Buncefield Oil Terminal in Great Britain (December 11, 2005).

•	EXHIBIT 99.11:	Canada: Total Acquires 100% of Deer Creek (December 13, 2005).